 Exhibit (a)(6)(A)

AULT ALLIANCE, INC.

Offer to Exchange up to 333,333,333 shares of its Common Stock (in 200 share increments) for up to $50,000,000 aggregate liquidation preference of its
10.00% Series H Cumulative Redeemable Perpetual Preferred Stock

Ault Alliance, Inc. (“we”, “us”, the “Company” or “Ault Alliance”) is offering (the “Offer”) to exchange up to 333,333,333 shares of its outstanding Class A Common Stock, par value $0.001 per share (the “Common Stock”), for its 10.00% Series H Cumulative Redeemable Perpetual Preferred Stock
(“Series H Preferred Stock”), with each 200 shares of Common Stock being exchangeable in the Offer for three shares of Series H Preferred Stock having a liquidation preference of $10.00 per share of Series H Preferred Stock (an effective price of $0.15 per share of Common Stock) (the “Offer”). To avoid issuing fractional shares, Common Stock may only be tendered in increments of 200 shares. The Offer will be upon the terms and subject to the conditions set forth in the Offer to Exchange (as amended and supplemented from time to time, the “Offer to Exchange”) and the related Offer materials (as amended and supplemented from time to time, the “Offer Documents”).

The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer. The following summary is qualified in its entirety by the more detailed information appearing elsewhere in, or incorporated by reference into, the Offer to Exchange and the other Offer Documents. A more comprehensive summary is available beginning on page 3 of the Offer to Exchange. Capitalized terms used but not otherwise defined in this summary have the meanings assigned to them elsewhere in the Offer Documents.

•	What is the Offer?

•	In the Offer, the Company is offering to exchange shares of Common Stock in 200 share increments and then retiring those shares. The Company is paying three shares of Series H Preferred Stock for each 200 shares, thus for each increment of 200 shares, a stockholder will receive three shares of Series H Preferred Stock having a liquidation preference of $10.00 per share of Series H Preferred Stock (the equivalent of $0.15 per share of Common Stock for each share of Common Stock exchanged in the Offer).

•	The $0.15 liquidation preference per common share equivalent of the Series H Preferred Stock represents a 55% increase over the last reported sales price of our Common Stock as of March 28, 2023, on the NYSE American.

•	To avoid issuing fractional shares, the Offer is structured in increments of 200 shares of Common Stock such that every 200 shares of Common Stock is exchangeable into three shares of Series H Preferred Stock.

•	You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

•	What are the terms of the Series H Preferred Stock?

Dividends on the Series H Preferred Stock are cumulative from the date of initial issue and will be payable on the last day of each calendar quarter commencing on June 30, 2023 when, as and if declared by our board of directors. Dividends will be payable out of amounts legally available therefor at a rate equal to 10.00% per annum per $10.00 of stated liquidation preference per share, or $0.25 per share of Series H Preferred Stock per quarter. Dividends may be paid, at the option of the Company, in the form of Common Stock determined by dividing (x) the total aggregate dollar amount of dividends accrued and unpaid with respect to Series H Preferred Stock owned by such record holder on the record date for the applicable dividend payment date (rounded to the nearest whole cent) by (y) the ten-day VWAP per share of Common Stock prior to the dividend payment date. If the Company declares a dividend to holders of Common Stock in the form of shares of the stock of its subsidiaries, then holders of Series H Preferred Stock shall participate in such dividend as if the shares of Series H Preferred Stock were convertible into shares of Common Stock at a price of $0.15 per share. However, holders of Series H Preferred Stock will not otherwise participate in any dividends or distributions of cash or other property paid in respect of our Common Stock with holders of the Common Stock. See “Description of Series H Preferred Stock — Dividends” for additional detail.

The Series H Preferred Stock will rank on a parity with all equity securities issued by us, including the Series A Convertible Preferred Stock (the “Series A Preferred Stock”), 13.00% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), Series E Preferred Stock (the “Series E Preferred Stock”), Series F Preferred Stock (the “Series F Preferred Stock”), and Series G Preferred Stock (the “Series G Preferred Stock”) upon liquidation and the Series A Preferred Stock and Series D Preferred Stock in the right to receive dividends. On the date that is two years following the initial issuance of the Series H Preferred Stock, we may redeem, at our option, the Series H Preferred Stock, in whole or in part, from time to time, at a redemption price of $10.00 per share, plus any accumulated and unpaid dividends (whether or not declared) on the Series H Preferred Stock up to, but not including, the date of such redemption, upon written notice, as described in the section entitled “Description of the Series H Preferred Stock — Redemption — Redemption Procedures.” The Series H Preferred Stock is perpetual and has no stated maturity date, will not be subject to any sinking fund or other mandatory redemption, and will not be convertible into or exchangeable for any of our other securities.

Holders of the Series H Preferred Stock will generally have no voting rights, except for limited voting rights required by law. Holders of the Series H Preferred Stock will not have any preemptive rights to purchase or subscribe for our Common Stock or any other security.

Upon the occurrence of a Change of Control (defined below), we may, at our option, redeem the Series H Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $10.00 per share, plus any accumulated and unpaid dividends (whether or not declared) to, but not including, the redemption date. For additional detail and the definition of a “Change of Control”, see “Description of Series H Preferred Stock — Change of Control Optional Redemption”.

Accordingly, because our Series H Preferred Stock will have no maturity date, and we will not be required to redeem our Series H Preferred Stock at any time, our Series Preferred Stock will remain outstanding indefinitely unless we decide to redeem it.

•	If I hold through a brokerage firm (e.g., Schwab, TD Ameritrade, Fidelity, Robinhood, etc.), how do I participate in the Offer?

•	To tender your shares in the Offer, you need to contact your brokerage firm and follow their procedures for instructing them to tender your shares. This is typically found in the messaging center or documents center in your online portal.

•	Because it may take some time for the broker to process your instructions, you should contact them far enough in advance of the Expiration Date to enable them to follow your instructions. The Expiration Date is one minute following 11:59 P.M (12:00 midnight), New York City time, on Friday April 28, 2023.

•	If you are having difficulty in instructing your broker, you may contact our Information Agent for assistance at Georgeson, call Toll-Free: (888) 565-5423. However, neither the Company, the Information Agent, nor the Exchange Agent can accept your tender directly, only the broker can tender on your behalf.

•	Can you provide an example of what happens if I own 1,000 shares?

Holders of Common Stock can either:

1.	Tender any amount of your 1,000 shares, as long as it is in 200 share increments, with each 200 share increments being exchanged for three shares of Series H Preferred Stock having a liquidation preference of $10.00 per share of Series H Preferred Stock (an effective price of $0.15 per share of Common Stock) regardless of the share price when you tender. If the tender is oversubscribed, then the Series H Preferred Stock will be allocated among the tendering stockholders on a pro rata basis. For example, if 666,666,666 shares are tendered, 400 of your shares would be exchanged into 6 shares of Series H Preferred Stock and you would keep the remaining 600 common shares. If 333,333,333 shares or less are tendered then whatever amount of stock you tender, the full amount would convert into shares of Series H Preferred Stock.

2.	Do nothing and keep the 1,000 shares you currently own.

If you choose option 1, you will receive Series H Preferred Stock with a 10% cumulative dividend, which accrues and is payable to investors quarterly. You also have the ability to sell Series H Preferred Stock at any time you would like.

•	Is this exchange offer available for retail and institutional investors?

Yes, any type of investor can participate.

•	How many shares of Common Stock are sought to be exchanged in the Offer? Is it a condition to the Offer?

We are offering to exchange up to 333,333,333 shares of our Common Stock, representing approximately 80% of our shares of Common Stock outstanding as of March 28, 2023. The exchange of at least 150,000,000 shares of our Common Stock, representing approximately 36% of our shares of Common Stock outstanding as of March 28, 2023, is a condition to the Offer.

•	Why is the Company making the Offer?

The Company believes that the current price for the Common Stock does not reflect the intrinsic value of the Company.

During the fiscal year ended December 31, 2022, the Company:

•	Installed an aggregate of approximately 9,000 miners and intends to install an additional approximately 12,000 miners within the foreseeable future. Once all miners installed, the Company will generate approximately 180 Bitcoin per month, based on the difficulty rate as of March 2023; as of the date of the Offer to Exchange, the Company has since inception of its mining operations mined an aggregate of approximately 1,050 Bitcoin;

•	Has fully paid for all its miners in its possession;

•	Acquired a majority interest in Circle 8 Crane Services, LLC, which the Company expects to generate significant cash flow;

•	Had, as of September 30, 2022, approximately $610 million in total assets and stockholders’ equity of approximately $320 million. As of March 28, 2023, our shares of Common Stock traded at approximately eleven percent (11%) of our September 30, 2022 net tangible book value per share; and

•	Since current management assumed control of the Company, our assets have increased by a factor of 100; in addition, the Company’s management believes that the improvements to our balance sheet and income statement will continue over the next ten years.

Consequently, the Company believes that the current price for the Common Stock does not reflect these accomplishments or the intrinsic value of the Company. Thus, the Company believes that the Offer will benefit the holders of its Common Stock as follows:

•	those who tender will hold shares of Series H Preferred Stock that have a liquidation preference equivalent to $0.15 per share of Common Stock;

•	have cumulative dividends of 10.00% per annum; and

•	retain the right to participate in future dividends in the form of the common stock of our subsidiaries to holders of our Common Stock;

•	the $0.15 liquidation preference per common share equivalent of the Series H Preferred Stock represents a 55% increase over the last reported sales price of our Common Stock as of March 28, 2023, on the NYSE American; and

•	those who do not exchange may benefit more from future share value accretion as a result of the reduced number of shares outstanding.

•	What are the effects of the Offer on the ownership structure of the Company?

Holders of Common Stock who do not exchange their shares will, assuming the Offer closes, see their percentage ownership of our outstanding Common Stock increase, however, the Common Stock will be junior to the Series H Preferred Stock, and any other class of preferred stock in respect of the right to receive payment and rights upon liquidation. In addition, depending on the number of stockholders that elect to tender some or all of their shares of Common Stock in the Offer, there may be fewer shares of Common Stock held by non-affiliated stockholders, and there may therefore be fewer transactions in the shares of Common Stock resulting in lower liquidity.

•	When does the Offer expire?

The Offer will expire at one minute following 11:59 P.M (12:00 midnight), New York City time, on Friday April 28, 2023 (unless the Offer is extended). If you hold your stock through a broker or other nominee, the broker or other nominee will likely have an earlier deadline by which you must give them instructions. Each broker and nominee is different and you must follow the applicable requirements and deadlines of your broker or nominee. See “The Offer — Expiration Date; Extensions; Amendments”.

•	Can the Offer be extended?

Yes, we can extend the Offer.

•	What securities are being sought in the Offer and what will I receive in the Offer?

Holders of Common Stock are being offered the opportunity to exchange each 200 shares of Common Stock they own for three shares of Series H Preferred Stock having a liquidation preference equal to $10.00 per share (equivalent to $0.15 per share of Common Stock) (the “Exchange Ratio”), provided that (1) Common Stock must be tendered in increments of 200 shares, and (2) the aggregate liquidation preference of the Series H Preferred Stock issued to all tendering stockholders in the Offer will not exceed $50,000,000, upon the terms and subject to the conditions set forth in the Offer to Exchange. To avoid issuing fractional shares, the Offer is structured in increments of 200 shares of Common Stock such that every 200 shares of Common Stock is exchangeable into three shares of Series H Preferred Stock.

In the event that a number of shares of Common Stock is tendered in the Offer that would require us to issue in excess of $50,000,000 aggregate liquidation preference of Series H Preferred Stock, then all tenders will be accepted on a pro rata basis (based on increments of 200 shares) such that the aggregate liquidation preference of the Series H Preferred Stock issued in the Offer does not exceed $50,000,000. See “The Offer — Prorating”.

•	If I participate in the Offer, what is the effective yield of the dividend of the Series H Preferred Stock that I receive?

The effective yield of the Series H Preferred Stock dividend to a holder of Common Stock whose shares are accepted for exchange in the Offer will be equal to the $1.00 per share of Series H Preferred Stock dividend rate, divided by the holder’s basis in the applicable 200 shares of Common Stock. If a holder would have purchased 200 shares of Common Stock at the last reported sale price of Common Stock on March 28, 2023 of $0.097, the effective dividend yield would have been 15.46%.

•	Will the Series H Preferred Stock be freely tradable?

In making the Offer, we are relying on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) contained in Section 3(a)(9) of the Securities Act for the Series H Preferred Stock. Under that exemption, if Common Stock tendered is freely tradable, the Series H Preferred Stock received in the exchange will be freely tradable.

If the Common Stock tendered in the exchange is restricted, the Series H Preferred Stock will be restricted to the same degree.

We intend to file an application to list the Series H Preferred Stock on the NYSE American or The Nasdaq Capital Market under the symbol “AULT-PDH.” If this application is approved, trading in the Series H Preferred Stock is expected to commence within a 30-day period after the approval of listing. However, we cannot assure you that the NYSE American or The Nasdaq Capital Market will list the Series H Preferred Stock or that any trading market will develop for the Series H Preferred Stock. If the application is not approved, we intend to file an application to admit the Series Preferred Stock for trading on the OTC. If a trading market does develop, we cannot assure you as to any price at which the Series H Preferred Stock will trade. See “Risk Factors — There may not be an active trading market for the Series H Preferred Stock”.

•	Is there a minimum size of the Offer?

Yes. We will require a minimum of 150,000,000 shares of Common Stock to be exchanged in the Offer. This represents approximately 36% of our outstanding Common Stock as of March 28, 2023. If less than 150,000,000 shares are tendered, then we may terminate the Offer, subject to our right to waive any closing conditions.

•	Is there a maximum size of the Offer?

Yes. We will accept up to 333,333,333 shares of Common Stock. This represents approximately 80% of our outstanding Common Stock as of March 28, 2023. If more than 333,333,333 shares are tendered, we will only accept 333,333,333 shares of Common Stock, to be allocated among the tendering stockholders on a pro rata basis (based on increments of 200 shares).

•	Are there any conditions to the Offer?

Yes. The Offer is conditioned on the closing conditions described under “The Offer — Conditions to the Completion of the Offer”, including a minimum number of shares of outstanding Common Stock being validly tendered and the receipt of the consent of JGB with respect to the Offer. We will not be required, but we reserve the right, to waive any of the conditions of the Offer (to the extent permitted by applicable law) and accept for exchange any shares of Common Stock tendered (or, alternatively, we may elect to terminate the Offer) if any of the conditions of the Offer as described under “The Offer — Conditions to the Completion of the Offer” remain unsatisfied.

•	Under what circumstances may the Offer be terminated?

The Offer may be terminated if the conditions to the Offer discussed in the Offer to Exchange are not satisfied or waived or if we so elect. If the Offer is terminated and you previously have tendered shares of Common Stock, such tendered Common Stock will be credited back to an appropriate account promptly following the termination of the Offer without expense to you. See “The Offer.”

•	How will I be notified if the Offer is extended, amended or terminated?

We, in our sole discretion, may extend the Expiration Date for any reason. If the Offer is extended, amended or terminated, we will promptly make a public announcement by issuing a press release or filing an amendment to the Schedule TO with the U.S. Securities and Exchange Commission. In the case of an extension, the announcement will be issued no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled expiration date of the Offer. See “The Offer — Expiration Date; Extensions; Amendments”.

•	What rights will I lose if I exchange my shares of Common Stock in the Offer?

If you validly tender your shares of Common Stock and we accept those shares for exchange, you will lose the rights of a holder of shares of Common Stock and instead only have rights as a holder of Series H Preferred Stock. For example, the Series H Preferred Stock, unlike your shares of Common Stock, do not have the right to share in any capital appreciation. See “Description of Ault Alliance’s Common Stock”, “Description of Series H Preferred Stock”, “Comparison of Rights Between the Common Stock and the Series H Preferred Stock” and “Price Range of the Common Stock; Dividends”.

•	May I withdraw my tender of shares of Common Stock?

Yes. You can withdraw shares of Common Stock previously tendered for exchange at any time before the Expiration Date. The Expiration Date is one minute following 11:59 P.M (12:00 midnight), New York City time, on Friday April 28, 2023, unless extended as described in the Offer Documents. See “The Offer — Right of Withdrawal”.

•	What happens if I do not participate in the Offer, or if my shares of Common Stock are not accepted in the Offer because of prorating?

If you currently hold shares of Common Stock and do not tender them or if your shares of Common Stock are not accepted in the Offer because of prorating, your shares of Common Stock will continue to be issued and outstanding. See “The Offer — Terms of the Offer” and “The Offer — Prorating”.

•	How will I be taxed on the exchange of my shares of Common Stock?

The exchange of Common Stock for Series H Preferred Stock under the Offer is intended to qualify as a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the exchange so qualifies, subject to discussion in the Offer to Exchange, the following U.S. federal income tax consequences are generally intended to result from the transaction:

•	No gain or loss will be recognized on an exchange;

•	Stockholders’ holding period for the Series H Preferred Stock received in an exchange will include the holding period of the Common Stock exchanged in the Offer; and

•	Stockholders’ initial tax basis of the Series H Preferred Stock received in an exchange will be equal to the adjusted tax basis of the Common Stock exchanged.

See “Certain Material Income Tax Considerations” for further discussion regarding U.S. federal income tax consequences

•	What is the status of the Company’s “at-the-market” and stock repurchase program?

The Company has terminated its “at-the-market” program and no new “at-the-market” program will be initiated during the pendency of the Offer. The Company has suspended all repurchases under its stock repurchase program and such purchases will remain suspended during the pendency of the Offer.

•	Has the board of directors adopted a position on the Offer?

Our board of directors has approved the making of the Offer. However, the board of directors has not made any recommendation as to whether you should tender your shares of Common Stock pursuant to the Offer. You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

•	What are the interests of our directors, executive officers and affiliates in the Offer?

None of the Company or, to the Company’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock”. The Company does not believe that any director or executive officer that owns shares of Common Stock currently intends to tender such shares in the Offer. However, it is possible that one or more of our directors or executive officers who own shares of Common Stock may elect to tender some or all of their shares of Common Stock in the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock”.

•	Who will pay the fees and expenses associated with the Offer?

We will bear all of our fees and expenses incurred in connection with consummating the Offer. No brokerage commissions are payable by the stockholders to the Information Agent, the Exchange Agent or us. See “The Offer — Fees and Expenses”.

•	Who can answer questions concerning the Offer?

Requests for assistance in connection with the tender of your shares of Common Stock pursuant to the Offer may be directed to the Information Agent for the Offer, Georgeson, at (toll-free) (888) 565-5423.

For further updates on the Offer, please register your email in the field below.

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